Penn Street Fund

Sub-item 77C: Submission of matters to a vote of security holders

(a)   A special meeting of shareholders was held on February 15, 2005.

(b) Not applicable; election of directors was not a matter submitted to shareholders

(c) Shareholders of the five portfolios of the Fund were asked to vote on the approval of a new master advisory agreement between Penn Street Investment Advisors, Inc., ("PSIA") and the Fund on behalf of each portfolio, and on new sub-advisory agreements between PSIA, the Fund and, respectively, Baldwin Investment Management, Berkshire Advisors, Inc., Cumberland Advisors, Inc., McGlinn Capital Management, Inc., and Valley Forge Capital Advisors, Inc. The affirmative votes for each proposal are set forth below. There were no negative votes. Votes to Approve Master Advisory
      Agreement:

         Baldwin Large Cap                   160,358.94
         Berkshire Advisors Select            64,793.213
         Cumberland Taxable Income            78,529.134
         McGlinn Balanced                     57,666.563
         Sector Rotational                   341,216.669

      Votes to Approve Respective Sub-Advisory Agreements:

         Baldwin Large Cap                   160,358.94
         Berkshire Advisors Select            64,793.213
         Cumberland Advisors Select           78,529.134
         McGlinn Balances                     57,666.563
         Sector Rotational                   341,503.407

(d)   Not applicable.